Exhibit 99.24

99.24 Interim Financial Statements as at and for the Three and Six Months Ended June 30, 2013

Cipher Pharmaceuticals Inc.

Condensed Interim Financial Statements

For the Three Months Ended June 30, 2013

(Unaudited)

Cipher Pharmaceuticals Inc.

Balance Sheets

As at June 30, 2013 and December 31, 2012

(in thousands of Canadian dollars - unaudited)

		June 30,	December 31,
	Note	2013	2012
		$	$
ASSETS

Current assets
Cash and cash equivalents		17,775	15,843
Accounts receivable	3	8,062	3,185
Inventory		328	—
Prepaid expenses and other assets		70	212
		26,235	19,240

Property and equipment, net		21	25

Intangible assets, net	4	2,136	2,690

		28,392	21,955

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5	5,520	2,808
Current portion of deferred revenue		2,400	2,392
		7,920	5,200

Deferred revenue		3,210	4,349
		11,130	9,549

SHAREHOLDERS’ EQUITY

Share capital	6,7	9,298	50,339
Contributed surplus	7	3,402	33,227
Retained earnings (Deficit)	7	4,562	(71,160)
		17,262	12,406

		28,392	21,955

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Statements of Operations and Comprehensive Income

Three and six month periods ended June 30, 2013 and 2012

(in thousands of Canadian dollars, except per share data - unaudited)

		Three months		Six months
		June 30,	June 30,	June 30,	June 30,
	Note	2013	2012	2013	2012
		$	$	$	$

Revenues
Licensing revenue		5,459	1,629	8,752	3,440
Product revenue		88	—	88	—

		5,547	1,629	8,840	3,440

Expenses
Cost of product sold		27	—	27	—
Research and development		341	348	649	819
Selling, general and administrative		1,901	861	3,163	1,877
Amortization of intangible assets		277	245	554	470
Interest income		(60)	(35)	(115)	(61)

	8	2,486	1,419	4,278	3,105

Income before income taxes		3,061	210	4,562	335

Provision for (recovery of) income taxes
Current		811	127	1,209	127
Deferred		(811)	(127)	(1,209)	(127)

Income and comprehensive income for the period		3,061	210	4,562	335

Basic earnings per share	10	0.13	0.01	0.19	0.01
Diluted earnings per share	10	0.12	0.01	0.18	0.01

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Statements of Changes in Equity

Six month periods ended June 30, 2013 and 2012

(in thousands of Canadian dollars - unaudited)

				Retained	Total
		Share	Contributed	Earnings	Shareholders’
	Note	Capital	Surplus	(Deficit)	Equity
		$	$	$	$

Balance, January 1, 2013		50,339	33,227	(71,160)	12,406

Income and comprehensive income for the period		—	—	4,562	4,562

Exercise of stock options		26	(14)	—	12

Shares issued under the share purchase plan		93	—	—	93

Share-based compensation - stock option plan		—	189	—	189

Reduction of stated capital	7	(41,160)	(30,000)	71,160	—

Balance, June 30, 2013		9,298	3,402	4,562	17,262

Balance, January 1, 2012		50,172	33,032	(73,704)	9,500

Income and comprehensive income for the period		—	—	335	335

Exercise of stock options		8	(8)		—

Shares issued under the share purchase plan		74	—	—	74

Share-based compensation - stock option plan		—	100	—	100

Balance, June 30, 2012		50,254	33,124	(73,369)	10,009

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Statements of Cash Flows

Three and six month periods ended June 30, 2013 and 2012

(in thousands of Canadian dollars - unaudited)

		Three months		Six months
		June 30,	June 30,	June 30,	June 30,
	Note	2013	2012	2013	2012
		$	$	$	$

Cash provided by (used in)

Operating activities
Income for the period		3,061	210	4,562	335
Items not affecting cash:
Depreciation of property and equipment		4	6	9	13
Amortization of intangible assets	4	277	245	554	470
Share-based compensation - share purchase plan	6	9	5	14	11
Share-based compensation - stock option plan		121	51	189	100
		3,472	517	5,328	929

Changes in non-cash operating items:
Accounts receivable		(2,720)	(403)	(4,877)	(558)
Inventory		(328)	—	(328)	—
Prepaid expenses and other assets		69	105	142	197
Accounts payable and accrued liabilities		1,236	(197)	2,712	103
Deferred revenue		(533)	4,911	(1,131)	4,716

Net cash generated from operating activities		1,196	4,933	1,846	5,387

Investing activities
Purchase of property and equipment		—	(2)	(5)	(12)
Acquisition of intangible rights		—	(671)	—	(671)

Net cash generated from (used in) investing activities		—	(673)	(5)	(683)

Financing activities
Proceeds from shares issued under the share purchase plan	6	49	30	79	63
Proceeds from exercise of stock options		12	—	12	—

Net cash generated from financing activities		61	30	91	63

Increase in cash and cash equivalents		1,257	4,290	1,932	4,767
Cash and cash equivalents, beginning of period		16,518	10,113	15,843	9,636

Cash and cash equivalents, end of period		17,775	14,403	17,775	14,403

The accompanying notes are an integral part of these unaudited financial statements

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

June 30, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

1       DESCRIPTION OF THE BUSINESS

Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) is a specialty pharmaceutical company focused on commercializing novel formulations of successful, currently marketed drugs.  The Company’s strategy is to in-license products that incorporate proven drug delivery technologies and advance them through the clinical development and regulatory approval process, after which the products are out-licensed to marketing partners or, in Canada, may be marketed by the Company itself.  Cipher is incorporated under the Business Corporations Act of Ontario and is located at 5650 Tomken Boulevard, Mississauga, Ontario.

2       BASIS OF PREPARATION

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34 and Interim Financial Reporting.  These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2012, which were prepared in accordance with IFRS as issued by the IASB. The Board of Directors approved these financial statements on July 30, 2013.

During the second quarter of 2013, the Company adopted the following significant accounting policies:

Inventory

Inventory, which is comprised of finished goods, is valued at the lower of cost and net realizable value. Cost is determined using the first in, first out method. Net realizable value is the estimated selling price less applicable selling expenses. If the carrying value exceeds net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist.

Revenue Recognition - Product Revenue

Product revenue is recognized upon delivery of product to the Company’s customers, at which time ownership is transferred, and is recorded net of sales discounts, credits and allowances.

Derivative Financial Instruments and Hedging Activities

Derivatives are initially recognized at fair value on the date derivative contracts are entered into and are subsequently re-measured at their fair value.  The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.  When derivatives are designated as hedges, the Company classifies them as: (i) hedges in the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges), or, (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecast transaction (cash flow hedges).

At the inception of a hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Balance Sheets or to specific firm commitments or forecast transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items. All derivatives are recorded at fair value.  Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Statements of Operations and Comprehensive Income, together with any changes in the value of the hedged asset or liability that are attributable to the hedged risk.  The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and are reclassified to the Statements of Operations and Comprehensive Income in the periods when the hedged item affects the Statements of Operations and Comprehensive Income.  When a fair value or cash flow hedge no longer meets the criteria for hedge accounting or when there is an ineffective portion to a hedge, a gain or loss is recognized in the Statements of Operations and Comprehensive Income.

New and amended standards adopted by the Company

IFRS 13 Fair Value Measurment & Amendment to IFRS 7, Financial Instruments: Disclosures.

IFRS 13, Fair value measurement, provides a single framework for measuring fair value.  The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk.  The Company adopted IFRS 13 on January 1, 2013 on a prospective basis.  The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

Amendment to IFRS 7, Financial instruments: disclosures, on assets and liabilities offsetting provides disclosure requirements that are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on a company’s financial position.  The Company adopted the Amendment to IFRS 7 on January 1, 2013 on a prospective basis.  The adoption of IFRS 7 did not require any measurement adjustment as at January 1, 2013.

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

June 30, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

3       FINANCIAL INSTRUMENTS

Under certain agreements, the Company has the rights to set-off financial assets with financial liabilities with respect to rebates and licensing payments.  At June 30, 2013, the Company had gross financial assets of $902 and gross financial liabilities of $4,232 related to the same counterparty.  The net amount of $3,330 owing to the counterparty has been recorded in accounts payable and accrued liabilities at June 30, 2013 (gross financial assets of $154 and gross financial liabilities of $946 for a net amount of $792 at June 30, 2012).

During the second quarter of 2013, the Company entered into a foreign exchange forward contract related to certain licensing revenues of US$3 million which were earned during the quarter.  The contract matures on August 9, 2013 at an exchange rate of $1.0349 against the US dollar.  The forward exchange forward contract is considered an effective hedge for the US$3 million licensing revenues noted and as such has been included in Accounts Receivable at the hedge rate.

4       INTANGIBLE ASSETS

The Company has entered into agreements with Galephar Pharmaceutical Research Inc. (“Galephar”) for the rights to package, test, obtain regulatory approvals and market certain products in various countries.  In accordance with the terms of the agreements, the Company has acquired certain product rights.  The recoverability of these product rights is dependant upon sufficient revenues being generated from the related products.  The Company is currently amortizing the product rights related to CIP-ISOTRETINOIN and CIP-TRAMADOL ER.  In accordance with these agreements, after certain prescribed thresholds are achieved, the Company pays Galephar a 50% share of all amounts received, after deducting product-related expenses under licensing and distribution agreements.

During 2012, the Company paid an upfront fee of $100 to acquire the exclusive license and distribution rights in Canada to market the Betesil Patch.  As at June 30, 2013, certain milestones remained outstanding, including Health Canada approval and accordingly, amortization of these licensing rights has not yet begun.

	Product Rights	Licensing Rights	Total

As at January 1, 2012
Cost	$6,365	$—	$6,365
Accumulated amortization	(3,421)	—	(3,421)
Net book value	$2,944	$—	$2,944

For the year ended December 31, 2012
Opening net book value	$2,944	$—	$2,944
Additions	671	100	771
Amortization	(1,025)	—	(1,025)
Net book value	$2,590	$100	$2,690

As at December 31, 2012
Cost	$7,036	$100	$7,136
Accumulated amortization	(4,446)	—	(4,446)
Net book value	$2,590	$100	$2,690

For the period ended June 30, 2013
Opening net book value	$2,590	$100	$2,690
Additions	—	—	—
Amortization	(554)	—	(554)
Net book value	$2,036	$100	$2,136

As at June 30, 2013
Cost	$7,036	$100	$7,136
Accumulated amortization	(5,000)	—	(5,000)
Net book value	$2,036	$100	$2,136

The Company has considered indicators of impairment as of December 31, 2012 and June 30, 2013 and no indicators were identified.

5       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at	As at
	June 30, 2013	Dec 31, 2012

Trade accounts payable	$4,932	$1,965
Accrued liabilities	588	843
	$5,520	$2,808

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

June 30, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

6       SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2012 to June 30, 2013:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2012	24,316	50,172
Options exercised in 2012	5	8
Shares issued in 2012 under the share purchase plan	114	159
Balance outstanding - December 31, 2012	24,435	50,339

Reduction of stated capital	—	(41,160)
Shares issued in Q1 2013 under the share purchase plan	12	35
Options exercised in Q2 2013	23	26
Shares issued in Q2 2013 under the share purchase plan	14	58
Balance outstanding - June 30, 2013	24,484	9,298

Share purchase plan - during the quarter ended June 30, 2013, 14,345 shares were issued under the Employee and Directors Share Purchase Plan (27,966 in Q2 2012).  Included in share-based compensation expense is $9 ($5 in Q2 2012) which is the discount on the shares issued under the ESPP during the period.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2012 to June 30, 2013:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2012	1,755	2.24
Granted in 2012	200	1.18
Exercised in 2012	(11)	0.87
Cancelled in 2012	(8)	1.18
Expired in 2012	(150)	1.48
Balance outstanding - December 31, 2012	1,786	2.20

Granted in Q1 2013	302	2.88
Exercised in Q2 2013	(22)	0.66
Cancelled in Q2 2013	(1)	1.04
Balance outstanding - June 30, 2013	2,065	2.32

At June 30, 2013, 1,467,841 options were fully vested and exercisable (1,312,268 at June 30, 2012).

During the three months ended March 31, 2013, the Company issued 302,000 stock options under the employee and director stock option plan, with an exercise price of $2.88, 25% of which vest on March 5 of each year for the next four years, commencing in 2014, and expire in 2023.  Total compensation cost for these stock options is estimated to be $734,931, which will be recognized on a graded basis over the vesting period of the stock options.

The stock options issued during the three months ended March 31, 2013 were valued using the Black-Scholes option pricing model, at $2.43 per option, with the following assumptions.  Expected volatility is based on the Company’s historical volatility, while estimated forfeitures are not considered significant.

Risk-free interest rate	1.80%
Expected life	10 years
Expected volatility	86.8%
Expected dividend	Nil

Cipher Pharmaceuticals Inc.

Notes to Financial Statements

June 30, 2013

(in thousands of Canadian dollars, except per share amounts - unaudited)

7       REDUCTION OF STATED CAPITAL

On May 3, 2013, by way of a special resolution of the shareholders of the Company, the legal stated capital in the common shares of the Company was reduced by $71,160 which represented the deficit of the Company as at December 31, 2012.  The Company has reclassified the Shareholders’ Equity portion of the balance sheet with a reduction in deficit by $71,160 and a corresponding reduction of Contributed Surplus by $30,000 and Share Capital by $41,160.

8       EXPENSES BY NATURE

	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012

Employees salaries and other short term benefits	$1,281	$1,275
Directors fees	143	143
Share-based compensation	203	111
Depreciation of property and equipment	9	13
Amortization of intangible assets	554	471
Professional and consulting fees	1,428	388
Contract research	5	58
Facility rent	37	39
Cost of inventory expensed	27	—
Other expenses, net of interest income	591	607
	$4,278	$3,105

9       COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company.  The compensation paid or payable to key management for services is shown below:

	Six Months Ended	Six Months Ended
	June 30, 2013	June 30, 2012

Salaries and short-term employee benefits, including bonuses	$722	$631
Directors fees	143	143
Share-based compensation	183	100
	$1,048	$874

10 EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding.  The weighted average number of shares outstanding for the three and six month periods ended June 30, 2013 was 24,466,697 and 24,453,802 respectively (for the three and six month periods ended June 30, 2012 - 24,366,827 and 24,352,467 respectively).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities, such as stock options.  The dilutive weighted average for the three and six month periods ended June 30, 2013 was 25,349,227 and 25,215,368 respectively (for the three and six month periods ended June 30, 2012 - 24,621,651 and 24,539,855 respectively).

11 SEGMENTED INFORMATION

The Company’s operations are categorized into one industry segment, being specialty pharmaceuticals.  All of the Company’s assets, including capital and intangible assets, are in Canada, while virtually all licensing revenue is derived from the United States.  Product revenue reflected in the Statements of Operations and Comprehensive Income is solely carried on in Canada.